JINZANGHUANG TIBET PHARMACEUTICALS, INC.
Leling Economic Development Zone
Kaiyuan East Blvd.
Dezhou, Shandong Province
P.R. China 253600
Telephone:  86-5342111962

November 17, 2011
VIA EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Jinzanghuang Tibet Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed October 14, 2011
File No. 000-53254

Dear Ms. Jenkins:

I am writing in response to your letter dated November 7, 2011.  The Staff’s comments are set forth below and indented, each followed by our response.

Form 10-K for Fiscal Year Ended June 30, 2010

Notes to Financial Statements

1.  Business Description and Significant Accounting Policies, page F-6

1.
We have reviewed your response to our prior comment 3. Please provide us with an explanation of why your Share Pledge Agreement and Proxy Agreement filed as Exhibits 10-B and 10-D, respectively, to your Form 8-K filed January 20, 2009 were “erroneous.” Clarify if such agreements were previously executed and enforceable and why such agreements were filed.

Response to Comment 1

The error in the English text of the Proxy Agreement, in which Shandong Jinzanghuang is identified as the owner of 95% of Leling Jinzanghuang, is a translation error.  The Chinese text, which was the text read by the signatories, correctly recited that Wang Shuxiang (王书祥) owned 95% of Leling Jinzanghuang.  The larger correction made in the amended agreements, the change in parties, occurred because in July 2009, after the agreements were originally filed with the Commission as exhibits to a January 2009 8-K, there was a change in ownership of Leling Jinzanghuang.  The change in ownership was made subject to the terms of the entrusted management agreements, which remained enforceable.  However, we have prepared and executed the amended and restated agreements in order that the new owners would ratify the fact that the entrusted management agreements remain in full force and effect and binding upon them.

2.
In connection with the comment above, it appears the revised versions of the Share Pledge Agreement and Proxy Agreement, filed as Exhibits 10-B and 10-D, respectively, to your Form 10-K for the fiscal year ended June 30, 2011 (filed on October 14, 2011) are dated July 24, 2009. This date is subsequent to your reverse merger transaction. If these documents are to represent the correct versions of these agreements, then provide us with a detailed discussion as to why the date of these documents is inconsistent with the original agreements which were dated January 4, 2009 and how such agreements establish common control as of the transaction date (as the current documents were created subsequent to the transaction).

Response to Comment 2

The agreements dated January 4, 2009 were binding upon the parties on the date of the reverse merger.  As noted in response to Comment 1, they remained binding upon the parties thereafter, even after the change in ownership in July 2009, since the original owners of Leling Jinzanghuang covenanted to Beijing Taibodekang that there would be no change in ownership of Leling Jinzanghuang except subject to the entrusted management agreements.  The amended and restated agreements dated July 24, 2009 are a ratification and acknowledgement by the new owners (and the remaining prior owners) of Leling Jinzanghuang that the entrusted management agreements remained binding upon them after the ownership change.

Form 10-K for Fiscal Year Ended June 30, 2011

Item 1. Business, page 2

3.
We note from your disclosure that you were unable to develop your distribution business and therefore took a new direction in October 2010. Please provide us with a detailed discussion of how you accounted for the discontinued distribution business and how you considered the guidance in FASB ASC 205-20.

Response to Comment 3

After review of FASB ASC 205-20 we determined that the distribution business should not be accounted for as a discontinued operation.  Our basis for this determination was twofold:

•
First, ASC 205-20-05-1 provides that discontinued operation treatment is appropriate only for a “component of an entity.”  Per ASC 205-20-20, a component of an entity “can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”  Moreover, ASC 205-10-50-1 provides that an operating segment must have “discrete financial information.”  In our case, the same personnel and same assets were used for the distribution business as for the sauna services business, and both endeavors were managed by the same individuals.  In effect, the distribution business and the sauna service business were simply two different approaches to a common mission:  the distribution of products manufactured by Shandong Jinzanghuang.  So there was neither a distinguishable component of our company nor discrete financial information.

•
Second, although we have not sold any products since September 2010, it is not the case that we have discontinued the distribution business.  In the Form 10-K we generally described the change in October 2010 as a “new focus.”  And we have also disclosed in that filing that our long-term plan is to expand our involvement in the marketing of Tibetan pharmaceuticals, which may involve a revival of our distribution operations.

Notes to Financial Statements

9.  Restatement, page F-15

4.
It appears that you have restated your current and long term assets, stockholders’ equity and non-controlling interest for fiscal year ended June 30, 2010. In connection with this restatement, please file an Item 4.02 Form 8-K related to such restatement or tell us why such a filing is not required.

Response to Comment 4

We are filing today an Item 4.02 Form 8-K related to the restatement.

Sincerely,

/s/ Xue Bangyi
Xue Bangyi
Chief Executive Officer